Exhibit 99.1

Antelope Enterprise Holdings Limited Receives NASDAQ Notice Related to Late Filing of Its Interim Report

New York, NY, Jan. 14, 2026 (GLOBE NEWSWIRE) — Antelope Enterprise Holdings Limited (NASDAQ: AEHL, or the “Company”), today announced that today announced that it has received a letter from the Nasdaq Stock Market, dated January 12, 2026 (the “Delinquency Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its interim report on Form 6-K containing an interim balance sheet and income statement for its fiscal half year ended June 30, 2025 (the “2025 Interim Report”), it no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires that listed companies timely file all required periodic financial reports with the Securities and Exchange Commission. In accordance with Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with the Rule (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, Nasdaq may grant the Company an extension until 180 calendar days from the date of the 2025 Interim Report’s due date, or June 29, 2026, to regain compliance. The Company intends to submit the Compliance Plan within the prescribed 60-day period.

The Delinquency Letter has no immediate impact on the listing of the Company’s Class A ordinary shares on the Nasdaq Capital Market, which will continue trading under the symbol “AEHL”. However, if the Company fails to regain compliance with the Rule, the Company’s Class A ordinary shares will be subject to delisting from the NASDAQ.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. Kylin Cloud provides access to over 800,000 hosts and influencers. Antelope Enterprise Holdings Limited further operates a business management and consulting business and plans to engage in energy infrastructure solutions through natural gas power generation via its wholly owned subsidiary AEHL US LLC. For more information, please visit our website at https://aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the Company’s submission of a Compliance Plan, the Company’s ability to regain compliance with Nasdaq Listing Rules, the continued listing of the Company’s securities on the Nasdaq, and whether or not Nasdaq accepts any Compliance Plan.. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

Antelope Enterprise Holdings Limited

Xiaoying Song, Chief Financial Officer

info@aehltd.com

WFS Investor Relations Inc.

Email: services@wealthfsllc.com

+1 628 283 9214